Exhibit 99.1

News Release
August 15, 2022

Turquoise Hill Special Committee Finds Rio Tinto’s Privatization Proposal Does Not Reflect Full & Fair Value of the Company

MONTREAL – (BUSINESS WIRE) The Special Committee of independent directors of Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) ("Turquoise Hill" or the "Company") reports that it has advised Rio Tinto International Holdings Limited (“Rio Tinto”) that the Special Committee is terminating its review and consideration of Rio Tinto’s proposal to acquire all of the outstanding common shares of the Company it does not own for cash consideration of C$34 per share (the “Rio Tinto Proposal”). The Special Committee concluded, in consultation with its financial advisor, BMO Capital Markets, that Rio Tinto’s offer price of C$34 per share does not fully and fairly reflect the fundamental and long-term strategic value of the Company’s majority ownership of the Oyu Tolgoi project.  In addition, the Special Committee reported that:

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In reaching its conclusion, the Special Committee considered a preliminary indications of value analysis conducted by TD Securities (“TD”), the independent valuator retained by the Special Committee, and noted that Rio Tinto’s offer price of C$34 per share was well below a range of values implied by TD’s preliminary analysis.

●	Engagement between the parties has not resulted in a consensus on value and price or in any improved proposal from Rio Tinto.

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In assessing the Rio Tinto Proposal, the Special Committee also considered the risks facing the Company’s investment in the Oyu Tolgoi project, as well as the progress that the Company has achieved in recent months on the underground project, including the firing of the first three drawbells ahead of schedule and current expectations that sustainable production will be achieved earlier than previously forecast.

In consideration of the foregoing, the Special Committee determined that it is not in the best interests of the Company or the Company’s minority shareholders for the Special Committee to support the Rio Tinto Proposal.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Ms. Maryse Saint-Laurent, Chair of the Special Committee, comments:
“Market conditions in the equity and copper markets have changed significantly since the receipt of Rio Tinto’s privatization proposal in March. At the same time, the Company has continued to make positive progress on the underground project. The Special Committee has considered all relevant factors in reaching its decision, including TD’s preliminary indications of value analysis. Ultimately, we concluded that a transaction at the price proposed by Rio Tinto would not fairly compensate minority shareholders for the fundamental, long-term value of the Company’s interest in Oyu Tolgoi.
“The Special Committee will now concentrate on the other major elements of its mandate and support Company management in raising at least US$650 million in new equity by year-end as required under our funding agreement with Rio Tinto.”
Mr. Peter Gillin, Chair of the Board, comments on behalf of the Board that:
“Rio Tinto is a valued and trusted shareholder and partner to Turquoise Hill. Although we are ceasing further engagement with respect to Rio Tinto’s proposal, we look forward to continuing our relationship as we work together to realize the full potential of the Oyu Tolgoi project for the benefit of all shareholders, stakeholders and owners.”
Mr. Steve Thibeault, Interim CEO, comments:
“While the Special Committee process was underway with Rio Tinto, Turquoise Hill management remained focused on the business and on supporting the advancement of the Oyu Tolgoi underground project. As a result, we are well positioned to sustain the positive momentum of the past year when we achieved a number of significant milestones including new understandings with the Government of Mongolia which reset our relationship, de-risked the project and enabled us to start the blasting of the undercut in January.
“The underground project is advancing better than originally anticipated. We were able to start blasting the drawbells ahead of schedule and caving operations are progressing to the point where we expect to achieve sustainable production earlier than forecast. The funding agreement with Rio Tinto remains in effect and the Company is executing on those commitments, which we expect will provide us with sufficient liquidity to meet our funding requirements.
“Oyu Tolgoi is an attractive tier one asset, and we remain highly focused on and optimistic about its transformation into one of the world’s great copper mines, positioning Oyu Tolgoi to become a high-grade, low-cost, large-scale producer with a long mine life.”

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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About Turquoise Hill Resources
Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

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Forward-looking statements and forward-looking information
Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, the expected size and timing of the Company’s equity offering, statements regarding the status and expected development of the Oyu Tolgoi project, including underground development and the expected timing of first sustainable production, the Company’s expected liquidity needs, the expected future growth and performance of Oyu Tolgoi, the expected future value of the Company’s common shares and other statements that are not historical facts.
Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production; the availability and timing of required governmental and other approvals for the construction of the state-owned power plant and the ability of the Government of Mongolia to finance and procure the state-owned power plant within the timeframes anticipated in the Power Source Framework Agreement, as amended, subject to ongoing discussions relating to a standstill period; finalization of an agreement with Inner Mongolia Power International Cooperation Co., Ltd. on an extension of the current power import arrangements; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor; the implementation and successful execution by the Company of the updated funding plan for the completion of the Oyu Tolgoi underground mine; and other risks inherent to the Company's business and/or factors beyond its control which could have a material adverse effect on the Company.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”).
Readers are further cautioned that the lists of factors enumerated in the Risk Factors section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2022 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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